Exhibit 8

        The following is a list of significant subsidiaries of Aventis as of December 31, 2002.

Name of subsidiary	Country of incorporation or residence
Hoechst AG	GERMANY
Aventis Pharma Holding GmbH	GERMANY
Aventis Pharma Deutschland GmbH	GERMANY
Aventis Inc.	USA
Aventis Pharmaceuticals Inc.	USA
Aventis Holdings Inc.	USA
Rhône-Poulenc Pharma SA	FRANCE
Aventis Pharma SA	FRANCE
Aventis Laboratoires SAS	FRANCE
Aventis Pharma International SAS	FRANCE
Aventis Pharma SpA	ITALY
Aventis Pharma Ltd	JAPAN
Rhône-Poulenc Rorer Ltd	GREAT BRITAIN
Aventis Pasteur SA	FRANCE
Aventis Behring LLC	USA

        The entities listed above and their subsidiaries do business under a variety of names that may include Aventis, Aventis Behring, Aventis Pasteur, Aventis Pasteur MSD, Aventis Pharma, Aventis Pharmaceuticals, Dermik Laboratories, Hoechst, Merial and Rhône-Poulenc.